

Defining the Digital Outdoor Experience



Email Sucks...

So does Text, Facebook, and Google...

When organizing group trips.



Our best tools are inadequate:

  

- Linear time-based communication buries details
- Requires constant monitoring
- No single source of truth
- Surfacing details is dreadful
- Lacks emotion and fun

- A single source of truth but lacks communication.
- Only for experienced, familiar groups.
- Requires constant monitoring
- Lacks engagement
- Lacks emotion and fun



Tribe Pilot combined known tools…



to streamline adventure planning.



Today we have tackled the big pain point.

TRIBE PILOT
GATHER YOUR TRIBE
Imagine
Discover
Recruit
Plan
Experience
Remember
Outside
LIVE BRAVELY
Sunset
tripadvisor
outdoor project
BACKPACKER
NATIONAL PARK SERVICE
RootsRated
WHERE TO GO OUTDOORS
REI
the dyrt
evite
GARMIN
AllTrails
the dyrt
TRAILFORKS
mountain hub

With simple tools:

Trip Builder











Yosemite Adventure
DETAILS
CHAT
PRO
COUNTDOWN
14 DAYS
Thursday
Sunday
15 . 18
July
July

Crew Recruiter

Sent 1 Invite To
Yosemite Adventure
CONTINUE

Route Picker

Yosemite Adventure
Colby Mountain
Ten Lakes

Gear Organizer

Yosemite Advenure
Shared Gear
Here's everything! Sign up for what you can bring and add whatever you've got to contribute
Deet-free bug spray
Sunscreen
Deck of cards
Tarp and cord
First aid kit
Toilet paper
Corn hole
Waterproof speaker
Mallet
Fire starter
Camp table
Hammock
New List Item

And users like what we do:

- 4500 Users
- 3500 Outdoor trips
- In 50 States
- In 50+ Countries
- With minimal active marketing
- 20% Growth though user invites

● Tribe Pilot Users
● Tribe Pilot Trips

TRIBE PILOT®

Business model: Freemium

We have product market fit!

| $100 in Advertising (300 new users) | 14 New Subscriptions | @ $2.99/mo. Pro Account |

$42 MRR
$504 ARR

- Based on Pre-COVID-19 Metrics
- Too early to tell churn rate
- No cancellations to date
- longest running is 9 mo.


TRIBE PILOT®

Market Adoption:

All users to date



PAID ACQUISITION
($7.00 / MEMBERSHIP)

Starting April 1st



PARTNERSHIPS
(FREE)

PR AND MEDIA
(FREE)

Market Size/Breakdown



145 MM
Americans TAM

20 MM
Serviceable Users



2 MM
Target
Users

145 Million Americans Participate (TAM)
11 Billion Outdoor Outings (USA)

20 Million Americans (SAM)
Meet Our Demographics (USA)

10% Market Share of SAM
Trips With Tribe Pilot

 **TRIBE PILOT**®

Outdoor Industry association – 2018 Report

Business Model: Total Addressable Market (TAM)

 

2MM Paying Users × $2.99/mo. Pro Account = $6MM MRR

$72,000,000 ARR
With no additional revenue sources

- Based on forward looking projections, cannot be guaranteed.


TRIBE PILOT®

4 Year Financial Projections:



4 Year Quarterly Forecast
$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
Q1-20
Q2-20
Q3-20
Q4-20
Q1-21
Q2-21
Q3-21
Q4-21
Q1-22
Q2-22
Q3-22
Q4-22
Q1-23
Q2-23
Q3-23
Q4-23
Membership Revenue (80%)
Fixed Expenses
Total COGS

- Based on forward looking projections, cannot be guaranteed.

Team:

- **Mathew S. Smith – CEO/Founder**
- **Sean Leslie – Chief Content Officer**
- **Ryder McDowell – Software Engineer**

- **Jesse Rosenzweig – Technical Advisor -Former CTO AWS Elemental**
- **Blair C. Deaver – Software Engineering + QA Director**
- **Heath A. Korvola – UX Advisor**
- **Mark A. Morrisson – Chairman**

